

PBB 4/4/12*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68676

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPGLB Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place, 201 Washington St., Suite 3825
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Stahle 617-570-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Braver PC
(Name – *if individual, state last, first, middle name*)

117 Kendrick Street, Suite 800	Needham	MA	02494
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
05

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James R. Stahle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPGLB Capital LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer & Chief Compliance Officer

Title

Notary Public

HARRIS T. PUNJABI, Notary Public
My Commission Expires October 24, 2014
Suffolk County
Massachusetts
27 February, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CPGLB CAPITAL LLC

REPORT ON AUDIT OF FINANCIAL STATEMENT
AND SUPPLEMENTARY REPORTS
ON AGREED-UPON PROCEDURES AND INTERNAL CONTROL
FOR THE YEAR ENDED DECEMBER 31, 2011

CPGLB CAPITAL LLC

TABLE OF CONTENTS
DECEMBER 31, 2011

Braver PC
Accountants & Advisors

REPORT OF INDEPENDENT AUDITORS

To the Member of
CPGLB Capital LLC
Boston, Massachusetts 02108

We have audited the accompanying statement of financial condition of **CPGLB Capital LLC** (the "Company") as of December 31, 2011, that you are filling pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of **CPGLB Capital LLC** as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

This report is intended solely for the information and use of management, the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Needham, Massachusetts
February 27, 2012

Needham
Boston
Concord
Taunton
Providence

mgi BUSINESS SOLUTIONS WORLDWIDE

117 Kendrick Street, Suite 800, Needham, MA 02494 T617.969.3300 F617.969.3311 www.thebravergroup.com

CPGLB CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Current assets:	
Cash and cash equivalents	$ 1,514,328
Other assets:	
Deposits	5,238
TOTAL ASSETS	$ 1,519,566

LIABILITIES AND EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	$ 15,554
Due to CP Global Partners LLC	434,579
Total current liabilities	450,133
Equity:	
Member's equity	575,820
Retained earnings	493,613
Total equity	1,069,433
TOTAL LIABILITIES AND EQUITY	$ 1,519,566

SEE NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

CPGLB Capital LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed on June 25, 2010 pursuant to the Delaware Limited Liability Company Act, and is a wholly-owned subsidiary of CP Global Partners, LLC ("Parent"). The Company's primary role is to facilitate the introduction of potential investors to its clients in order to help its clients reach their financing goals. The Company works with various institutions to identify financing sources and/or financing opportunities within the institutional marketplace. It does not hold customer funds and/or securities. The Company was registered with FINRA and commenced operations as a FINRA member in May 2011.

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP), while the accompanying Statement of the Computation of Net Capital Pursuant to SEC Rule 15c3-1 and related schedules have been prepared in accordance with the accounting practices prescribed by the SEC, which is a non-GAAP presentation.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For financial statement purposes, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounts Receivable

The Company utilizes the allowance method for recording potential uncollectible amounts. At December 31, 2011, the Company did not have accounts receivable, and therefore there was no reserve for uncollectible amounts.

Financial Instruments

The carrying amount of the Company's financial instruments, which includes cash, cash equivalents, accounts payable, and accrued expenses approximate their fair value at the financial position date due to their short-term nature.

(CONTINUED)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Assets and Liabilities

GAAP establishes a framework for measuring fair value and expands required disclosure about fair value measurements of certain assets and liabilities. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The framework describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Income Tax Status

CPGLB Capital LLC is a limited liability corporation as defined in the Internal Revenue Code. Accordingly, the Company does not provide for income taxes since the pro rata share of income is included in the members' individual tax returns.

The Company evaluates all significant tax positions as required by generally accepted accounting principles in the United States. As of December 31, 2011, the Company does not believe that it has taken any tax positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months. The Company's income tax returns are subject to examination by the appropriate taxing jurisdictions. As of December 31, 2011, the Company's income tax returns generally remain open for examination for three years from the date filed with each taxing jurisdiction.

2. CONCENTRATIONS OF CREDIT RISK

The Company has cash deposited at one financial institution, which has a federally insured limit of $250,000 for interest-bearing accounts and full insurance for all non-interest bearing transaction accounts. At December 31, 2011 the entire cash balance of $1,514,328 was covered by federal deposit insurance.

(CONTINUED)

3. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of 12.5% of its aggregate indebtedness (in the first year of operations and 6-2/3% thereafter) or $5,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (with excess of 12 to 1 as an indicator of early warning level). At December 31, 2011, the Company was in compliance with these capital requirements, as it had net capital of $1,064,195, which was $1,007,928 in excess of its required net capital of $56,267. The Company's ratio of aggregate indebtedness to net capital was 0.42 to 1.

4. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 27, 2012, which is the date the financial statements were available for issuance. Except for the item noted below, management does not believe that there have been any events which have occurred and require adjustment to the financial information as presented, or further disclosure.

On January 1, 2012, the Company entered into an amended sublease agreement with CP Global Partners, LLC, extending the lease term for 7 years (expiring December 31, 2018), and increasing their base monthly rent.

(CONCLUDED)

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Member of
CPGLB Capital LLC
Boston, Massachusetts 02108

In planning and performing our audit of the financial statements of **CPGLB Capital LLC** (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Needham
Boston
Concord
Taunton
Providence

mgi BUSINESS SOLUTIONS WORLDWIDE

117 Kendrick Street, Suite 800, Needham, MA 02494 T617.969.3300 F617.969.3311 www.thebravergroup.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Needham, Massachusetts
February 27, 2012

mgi BUSINESS SOLUTIONS WORLDWIDE
117 Kendrick Street, Suite 800, Needham, MA 02494 T617.969.3300 F617.969.3311 www.thebravergroup.com
Needham
Boston
Concord
Taunton
Providence

Braver PC
Accountants & Advisors

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of
CPGLB Capital LLC
Boston, Massachusetts 02108

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by **CPGLB Capital LLC** and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating **CPGLB Capital LLC**'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). **CPGLB Capital LLC**'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries which included check register and copies of checks, noting no differences;

(2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

(3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, as applicable, noting no differences; and

(4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Needham, Massachusetts
February 27, 2012

mgi BUSINESS SOLUTIONS WORLDWIDE
117 Kendrick Street, Suite 800, Needham, MA 02494 T 617.969.3300 F 617.969.3311 www.thebravergroup.com
Needham
Boston
Concord
Taunton
Providence

CPGLB CAPITAL LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION (SIPC)
ASSESSMENTS AND PAYMENTS
DECEMBER 31, 2011

	Date Paid or Filed	Payments Made	Annual Assessment Per SIPC-7 Report
SIPC-7 general assessment for the fiscal year ended December 31, 2011	January 23, 2012	$ 3,550	$ 3,550

Name of collection agent: Financial Industry Regulatory Authority (FINRA)

See Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation Pursuant to Securities Exchange Commission Rule 17a-5(e)(4)